Federated Insurance Series

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

April 11, 2012

U.S. Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INSURANCE SERIES (“Registrant”)

Federated Managed Volatility Fund II (“Fund”)

1933 Act File No. 33-69268

1940 Act File No. 811-8042

Dear Mr. Scott:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 57 submitted via EDGAR on January 30, 2012.

I. In response to your comment regarding the portfolio turnover rate; we added the following as the last two sentences of the section entitled “What are the Fund’s Main Investment Strategies?” in the Risk/Return Summary:

“The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate.”

II. In response to your comment regarding the footnotes following the average annual total return table, Federated believes that including a description of the broad-based index is consistent with, and actually furthers, the Commission’s intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the Fund's returns with those of the broad-based index and the additional index/average and to the differences between the broad-based index and any additional index/average. This is particularly the case when the Fund includes additional comparisons. It is unlikely that an investor will be sufficiently familiar with the characteristics of any given index or average to understand its import and relevance, and investors might well be expected to disregard information they do not understand. If the Fund were to omit a description of the broad-based index and yet include descriptions of only the additional indexes/averages, Federated fears that would lead investors to disregard the broad-based index comparison and focus on the other comparisons (which they would be in a better position to understand). The Registrant also believes that including descriptions of both the broad-based index and additional indexes/averages, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A. This approach also is consistent with the language used by Federated on its retail mutual fund products and has been addressed in correspondence filings submitted to the Commission after discussion with Keith O’Connell, Federated’s Commission examiner for the remainder of the Federated Fund Family (See correspondence filing for Federated Income Securities Trust dated January 22, 2010). Federated believes that consistent disclosure across all funds promotes with the Commission’s objective of consistent disclosure.

III. In response to your comment regarding more specific derivatives disclosure, the Registrant notes that it has reviewed the referenced July 2010 letter and it believes that its disclosure meets the requirements articulated in that letter for the following reasons:

1. We have added specific disclosures that clarify the use of S&P 500 futures contracts in connection wit the Fund’s managed volatility strategy.

2. Where otherwise appropriate, the Fund discloses in more general terms how it may use derivatives to implement its investment strategies and provides specific disclosure to that effect. By way of reference, see the paragraph in the section entitled “What are the Fund’s Investment Strategies?” immediately prior the “Portfolio Turnover” disclosure.

3. The securities description disclosure identifies exact types of derivatives –futures, options and swaps—and sub-types of such derivatives in which the Fund may invest. Specifically, the disclosure states that the Fund may invest in the following:

Futures: The Fund can buy or sell financial futures (such as interest rate futures, index futures and security futures), as well as currency futures and currency forward contracts.

Swaps: Common types of swaps in which the Fund may invest include interest rate swaps, caps and floors, total return swaps and credit default swaps.

4. The Fund provides specific risk disclosure under the heading “Risk of Investing in Derivative Contracts and Hybrid Instruments” since these risks are common to all derivatives (unless otherwise noted in that disclosure).

5. Finally, we note that this disclosure approach is consistent with language used by Federated in its retail mutual fund products.

IV. In response to your comment regarding risk of mid-cap companies, we have added the requested risk disclosure as noted below:

Medium Sized Companies Risk

The Fund may invest in mid-size companies. Mid-capitalization companies often have narrower markets and limited managerial and financial resources compared to larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund’s portfolio. You should expect that the value of the Fund’s shares will be more volatile than a fund that invests exclusively in large-capitalization companies.

V. In response to your comments relating to risk related to investing for value, the sixth paragraph investment strategy in the section entitled “What are the Fund’s Investment Strategies?” explains the strategies related to value style investing. The risk disclosure also includes a specific item entitled “Risk Related to Investing for Value.”

VI. In response to your comment regarding mortgage-backed securities (MBS), the Fund discloses that it invests in MBS as part of it sector allocation strategy within the fixed income portion of its portfolio (please see the ninth paragraph of the investment strategy as disclosed in the section entitled “What are the Fund’s Investment Strategies?”).

In connection with the review of this filing by the staff, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal